September 2, 2025

Harry Simeonidis
Chief Executive Officer
Intelligent Bio Solutions Inc.
135 West 41st Street, 5th Floor
New York, NY 10036

        Re: Intelligent Bio Solutions Inc.
            Registration Statement on Form S-3
            Filed August 22, 2025
            File No. 333-289814
Dear Harry Simeonidis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Johnathan C. Duncan, Esq.